

December 23, 2010

Kevin M. Carney
Chief Financial Officer
Web.com Group, Inc.
12808 Gran Bay Parkway, West
Jacksonville, Florida 32258

      Re: **Web.com Group, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Filed March 5, 2010
              Form 10-Q for the Quarterly Period Ended September 30, 2010
              Filed November 5, 2010
              Form 8-K filed November 10, 2010
              Form 8-K filed October 15, 2010
              File No. 000-51595

Dear Mr. Carney:

We have reviewed your letter dated December 2, 2010 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 1, 2010.

Form 8-K filed November 10, 2010

Exhibit 99.1

1.   We note that although you have included non-GAAP financial measures in the exhibit, you have not included an accompanying presentation of the most directly comparable GAAP financial measure and a reconciliation of the disclosed non-GAAP financial measure to the most directly comparable GAAP financial measure pursuant to Rule 100 of Regulation G. We further note similar omissions from other Forms 8-K that you previously filed (e.g., Form 8-K filed March 16, 2010). Please advise. For guidance, see

SEC Release No. 33-8176, available on our website at http://www.sec.gov/rules/final/33-8176.htm.

2. As a related matter, please tell us how your chief executive and chief financial officers considered these disclosure deficiencies in assessing the effectiveness of your disclosure controls and procedures.

Form 8-K filed October 15, 2010

Exhibit 99.2 – Unaudited pro forma condensed consolidated combined financial information of the Company and subsidiaries and Register.com LP

3. We note in your response to prior comment 5 that the audited financial statements included in Exhibit 99.1 are of Register.com Investments Cooperatie U.A. which is the wholly-owned subsidiary of Register.com LP. We further note that Register.com LP's only assets include $5 million in cash and its investment in Register.com Investments Cooperatie U.A. and that it does not have any liabilities as of the acquisition date. Notwithstanding the foregoing, please tell us why you believe you complied with Rule 3-05 of Regulation S-X to present the financial statements of the business acquired, Register.com LP. We note your Article 11 of Regulation S-X unaudited pro forma financial statements present the acquired Register.com LP historical financial statements.

Unaudited Pro Forma Combined Condensed Balance Sheet

4. We note that your response to prior comment 4 includes $33.6 million in cash outflows related to payments to sellers and for seller-related obligations. Please confirm whether this amount includes the transaction costs associated with the acquisition and update your disclosure accordingly. Reconcile for us the tabular analysis of the pro forma impact on cash and cash equivalents provided in your response to the amounts in Adjustment (a) in the Notes to Unaudited Pro Forma Combined Condensed Financial Statements. To the extent this reconciliation would be material information to investors' understanding of the acquisition cash transactions please consider including it in your Adjustment (a) note disclosure.

Unaudited Pro Forma Combined Condensed Statement of Operations

5. We note your response to prior comment 8. Revise Adjustments (8) and (b) in the Notes to Unaudited Pro Forma Combined Condensed Financial Statements to disclose the assumptions involved in the adjustments, as indicated in your response, and disaggregate the deferred revenue and related prepaid costs and their effects so that a reader can understand the composition and basis for the amounts adjusted. See Rule 11-02(b)(6) of Regulation S-X.

6.   We note your response to prior comment 9 indicates that you plan to add the number of shares used to calculate basic and diluted net income per common share to your Pro Forma Condensed Combined Statements of Operations. Please provide a reconciliation between the 26,985 Web.com historical diluted weighted average common shares outstanding and the 25,312 pro forma combined diluted weighted average common shares outstanding on the Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2009.

Form 10-Q for the Quarterly Period Ended September 30, 2010

Item 1. Financial Statements

Note 8 – Long-term Debt and Capital Lease Obligations

Debt Covenants, page 13

7.   We note that your disclosure regarding Covenant EBITDA appears to be a non-GAAP measure. Please tell us how you considered Item 10(e)(1)(ii) of Regulation S-K. In this regard, we also refer you to Question 102.09 of our Compliance and Disclosure Interpretations on Non-GAAP Measures, which suggests that this disclosure should be included within Management's Discussion and Analysis.

Note 14 – Commitments and contingencies, page 19

8.   With regards to your Legal Matters, if there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material, you must either disclose the estimated additional loss, or state that such an estimate cannot be made. Please tell us whether you believe that it is reasonably possible that additional losses would be material and, if so, how your disclosures comply with paragraphs 3 through 5 of ASC 450-20-50 and SAB Topic 5Y.

9.   You disclose that on October 22, 2010 Register.com entered into an agreement with Baidu to settle a certain matter which will include a monetary payment to Baidu. You also note that it is currently anticipated that such monetary payment would be covered by Register.com's insurance policy. Any and all contingent loss claims which may or may not be covered by insurance should not be presumed as not needing recognition, presentation or disclosure. Assets and liabilities should not be offset in a statement of financial position or for disclosure purposes (i.e. reported at a net amount) unless a right of setoff exists. See ASC 210-20-05-1. Tell us how you are considering any potential insurance proceeds as offsetting any related litigation or settlement claim liabilities for recognition and disclosure purposes.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Provision for Income Taxes, page 26

10.   We note that you released $22.7 million of deferred tax valuation allowances associated with the acquisition of Register.com LP during the three and nine months ended September 30, 2010. Given the existence of pre-tax losses during the three and nine months ended September 30, 2010 and 2009, describe the specific factors that you considered when determining that it was appropriate to release $22.7 million of your valuation allowance. Please tell us what consideration you gave to disclosure describing, in reasonable detail, the nature of the positive and negative evidence that you considered when assessing the likelihood of realizing the deferred tax assets and indicate how the positive and negative evidence was weighted. See paragraphs 21 through 23 of ASC 740-10-30. Additionally, tell us how you considered including a discussion of your assumptions regarding the character of future taxable income as described in paragraph 18 of ASC 740-10-30 in your MD&A.

Comparison of the Results for the Three Months Ended September 30, 2010 to the Results for the Three Months Ended September 30, 2009

Subscription Revenue, page 26

11.   We note your disclosure on pages 26 and 28 regarding the 17,468 and 14,291 decrease in net subscribers during the three and nine months ended September 30, 2010, respectively, as compared to the 5,567 and 7,331 increase in net subscribers during the same periods in 2009. Additionally, we note that the average revenue per subscriber was $20.11 and $26.17 during the three and nine months ended September 30, 2010 as compared to $31.12 and $31.89 during the same periods in 2009. Further we note on pages 27 and 29 that your gross margin on subscription revenue decreased due to a shift to lower margin products during the three and nine months ended September 30, 2010. Please tell us how you considered disclosing whether these trends are reasonably likely to have a material favorable or unfavorable impact on future revenues, gross margin or operating income. See Section III.B.3 of Release No. 33-8350 for additional guidance.

Income Tax Benefit (Expense), page 30

12.   We note that the release of $22.7 million of deferred tax valuation allowances associated with the acquisition of Register.com LP had a significant impact on net income reported for the three and nine months ended September 30, 2010. Please tell us how you considered describing any known uncertainties surrounding your valuation allowance assumptions that you reasonably expect may have a material favorable or unfavorable

impact on future results of operations. See Section III.B.3 of Release No. 33-8350 for additional guidance.

Liquidity and Capital Resources, page 30

13.   We note that your accounts receivable balance increased by $3.7 million or 81% from December 31, 2009 to September 30, 2010; however, your allowance for doubtful accounts decreased by $0.1 million or 31%. Given the significance of the increase in accounts receivable, please provide us with additional details of your analysis and how you determined that the allowance for doubtful accounts was adequate as of September 30, 2010. Additionally, tell us how you considered the increase in accounts receivable in your liquidity analysis. Specifically, please describe whether the increase in accounts receivable and the results of related analytics represent a known trend or uncertainty that could impact your future cash flows and cash management decisions. See Section IV of Release No. 33-8350.

You may contact Jaime John, Staff Accountant, at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Staff Attorney, at (202) 551-3105, Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457 or me at (202) 551-3226 with any other questions.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant